Exhibit 3

PACIFIC HARBOUR CAPITAL LTD.
(the "Company")

EXTRACT OF RESOLUTION

AMENDMENT TO ARTICLES OF THE COMPANY
AS EFFECTED ON JULY 28, 2005

Pursuant to section 42(2)(a)(iv) of the British Columbia Business Corporations Act, the following is an extract of resolutions of the shareholders of Pacific Harbour Capital Ltd. (the "Company") as passed on September 15, 2004, which extract is to be attached to the new Articles of the Company as effected on July 28, 2005.

"2.

the existing Articles of the Company be cancelled, and the form of Articles presented to the Meeting be adopted as the Articles of the Company in substitution for, and to the exclusion of, the existing Articles of the Company and the alterations made to the Company’s Articles shall take effect upon deposit of this special resolution at the Company’s records office after the Notice of Alteration referred to in Resolution 1 has been filed with the Registrar of Companies."